UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               MOORE MEDICAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   615 799 103
                                 (CUSIP Number)

                            Hollybank Investments, LP
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111
                                 (617) 526-8963
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 1, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.


Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                       Page 2 of 10 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       315,100
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8          SHARED VOTING POWER

                                      None

                           9          SOLE DISPOSITIVE POWER

                                      315,100

                           10         SHARED DISPOSITIVE POWER

                                      None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           315,100
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.8%
14         TYPE OF REPORTING PERSON*

           PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                      Page 3 of 10 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           PF
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       26,014**     **Please refer to Item 5,
       BENEFICIALLY                                   page 5 for disclaimer of
         OWNED BY                                     beneficial ownership.
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       None
                            9          SOLE DISPOSITIVE POWER

                                       26,014**   **Please refer to Item 5, page
                                                    5 for disclaimer of
                                                    beneficial ownership.

                            10         SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,014**      **Please refer to Item 5, page 5 for disclaimer of
                           beneficial ownership.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%**      **Please refer to Item 5, page 5 for disclaimer of
                         beneficial ownership.

14         TYPE OF REPORTING PERSON*

           IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                      Page 4 of 10 Pages


Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Moore Medical Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive office is P.O. Box 1500, 389 John Downey Drive, New Britain, Connecticut, 06050.


Item 2.  Identity and Background

         The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates to LP's April 1, 1997 purchase of 76,000 Shares of Moore Medical Corp. at a per share price of $8.03 (including the $.03/share commission) on the American Stock Exchange. This purchase, when aggregated with Gardner and LP's previously purchased Shares, gave Gardner deemed beneficial ownership of 341,114 of the 2,902,886 outstanding Shares, thus triggering this reporting requirement. LP used its working capital to make this and every other Share purchase, while Gardner used his personal funds for his purchases.


Item 4.  Purpose of Transaction

         LP and Gardner have purchased their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                         Page 5 of 10 Pages



         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 315,100 Shares (approximately 10.8% of the outstanding Shares as of November 6, 1996, based on information provided in the Company's 10-Q filed November 7,
1996). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                     Page 6 of 10 Pages


         (ii) As of the date of this Statement, Gardner beneficially owns 26,014 Shares (approximately 0.9% of the outstanding Shares as of November 6, 1996, based on information provided in the Company's 10-Q filed November 7, 1996). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.


         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting and investment power with respect to the Shares reported in (a)(ii) above.


         (c)(i) LP has, during the past 60 days, effected the following Share purchases:


         DATE              SHARES PURCHASED                   PRICE PER SHARE

         02/05/97            43,500 Shares                        $ 9.376
         02/10/97               700 Shares                        $ 9.560
         02/11/97               800 Shares                        $ 9.560
         02/12/97             8,500 Shares                        $ 9.935
         02/20/97             2,300 Shares                        $ 9.560
         02/21/97            10,200 Shares                        $ 9.621
         03/13/97            30,000 Shares                        $ 9.560
         04/01/97            76,000 Shares                        $ 8.030


These purchases, accomplished via American Stock Exchange trades, were effected strictly as security investments. As a result of these purchases, LP is the beneficial owner of the 315,100 Shares referenced in (a)(i) above.


            (ii) Gardner has not effected any Share purchases during the past 60 days. Gardner remains the beneficial owner of the 26,014 Shares referenced in
(a)(ii) above.


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                        Page 7 of 10 Pages


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                      Page 8 of 10 Pages


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                            By: /s/ Dorsey R. Gardner
                                                 Dorsey R. Gardner
                                                 General Partner



                                            /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner


Date: 4/2/97

                                  SCHEDULE 13D



CUSIP No. 615 799 103                                       Page 9 of 10 Pages



                                  EXHIBIT INDEX

               Exhibit                                        Page

1.       Joint Filing Agreement                                10